UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ Paul H. Brock
By: Paul H. Brock
Title: Vice-President and Treasurer

/s/ Robert Cecutti
By: Robert Cecutti
Title: Controller

Date: July 14, 2023

SUMMARY TABLE OF CONTENTS

Appendix 1	The Magna Group of Companies Retirement Savings Plans Audited Financial Statements as of December 31, 2022 and 2021

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, P.A.

The Magna Group of Companies Retirement Savings Plans

Financial Statements
and Supplemental Schedules
Years Ended December 31, 2022 and 2021

The Magna Group of Companies Retirement Savings Plans

Financial Statements and Supplemental Schedules

Years Ended December 31, 2022 and 2021

The Magna Group of Companies Retirement Savings Plans

Report of Independent Registered Public Accounting Firm

To the Pension and Retirement Savings Committee and Plan Participants

The Magna Group of Companies Retirement Savings Plans

Aurora, Ontario, Canada

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.A.

We have served as the Plan’s auditor since 2007.

Grand Rapids, Michigan

July 14, 2023

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits
(in thousands)

December 31,	2022	2021
Assets
Investments
Investments, at fair value	$2,046,029	$2,514,385
Receivables
Employer	232	29,209
Participants	293	410
Notes receivable from participants	56,607	60,166
Total Receivables	57,132	89,785
Net Assets Available for Benefits	$2,103,161	$2,604,170

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

(in thousands)

Year ended December 31,	2022	2021
Additions
Investment (loss)/income:
Interest and dividends	$21,536	$14,644
Net (depreciation)/appreciation in fair value of investments	(495,204)	339,512
Contributions:
Employer	66,598	58,177
Participants	110,018	100,023
Rollovers	11,210	13,509
Interest from notes receivable from participants	3,301	3,405
Total Additions	(282,541)	529,270
Deductions
Benefits paid to terminated employees	126,695	136,314
Benefits paid to participating employees	89,663	111,797
Loan expenses and other fees	2,110	2,287
Total Deductions	218,468	250,398
Net (decrease)/increase	(501,009)	278,872
Net Assets Available for Benefits, beginning of year	2,604,170	2,325,298
Net Assets Available for Benefits, end of year	$2,103,161	$2,604,170

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

1.	Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the Plan) provides only general information. Participants should refer to the restated Plan Agreement for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the Primary Employer) and other participating subsidiaries and affiliates of the Primary Employer (collectively, the Employer) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2016.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan Agreement provides that the Plan may invest in common stock of Magna International Inc. (Magna), the parent company of the Primary Employer.

The Plan is administered by the Primary Employer and individuals appointed by the Board of Directors of the Primary Employer. Principal Trust Company (Principal) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit-Sharing Eligibility

An employee is eligible to receive profit-sharing contributions if the employee is employed at a participating employer on the last day of the plan year and the employee received compensation for 1,000 hours of service in the plan year. As of January 1, 2022, the Deferred Profit-Sharing portion of the Plan was modified so that only certain union employees were eligible.

Contributions and Automatic Enrollment

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the Code). The Employer may make a discretionary matching contribution. For the 2022 and 2021 plan years, the Employer Matching Contribution was 50% of the first 6% of base earnings contributed by a participant, unless a collective bargaining agreement states differently. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Employees are automatically enrolled after a 30-day opt-out period. The Employer withholds an amount equal to a percentage of eligible employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.

New hires are automatically enrolled at 6% of employee compensation (other than bonus pay), except for newly hired employees covered under certain collective bargaining agreements who will be automatically enrolled at 3%.

The Plan has an automatic increase feature whereby the contribution percentage is increased by 1% per year up to a maximum contribution percentage of 6% for participants making a contribution of less than 6%, unless the employee changes or stops the contribution. The automatic increase does not apply to certain employees who are covered by a collective bargaining agreement.

The Deferred Profit-Sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer. As of January 1, 2022, the Deferred Profit-Sharing portion of the Plan was replaced by a new account labelled Magna Base Contribution (MBC) for all eligible participants, defined in the Plan Agreement, as amended as the Base Contribution. The MBC for each eligible participant is determined by multiplying their applicable Regular Earnings by 3%. The MBC is paid to eligible participants on a per-pay period basis throughout the year. Contributions will commence on the first of the month on or following the completion of 6 months and attainment of 18 years of age. A one- time Base Contribution for the 2021 plan year, totaling $28,904 thousand, was made in April 2022 to eligible participants, as defined in the Plan Agreement, as amended.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan, and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the Deferred Profit-Sharing portion of the Plan. Allocations of contributions and forfeitures in the Deferred Profit-Sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon. This includes the Base Contribution.

Vesting for the historical Deferred Profit-Sharing portion of the Plan will continue according to the following schedule:

Full Years of Service	Vested Percentage (%)
Less than 1	0
1	30
2	40
3	60
4	80
5 and after	100

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the plan year in which the amounts are allocated or re-allocated, unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

Forfeitures

For the Deferred Profit-Sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2022 and 2021, allocated forfeitures were $1,729 thousand and $2,805 thousand, respectively. As of December 31, 2022 and 2021, forfeited nonvested accounts totaled $1,805 and $2,054 thousand, respectively.

Plan Benefits

For the Deferred Profit-Sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after ten continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit-sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan Agreement.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding amounts related to the participant’s Deferred Profit-Sharing account. Participant note terms range from one to five years, or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current Prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2022, outstanding notes receivable had interest rates ranging from 5.25% to 9.50%, excluding deemed loans.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the Deferred Profit-Sharing portion of the Plan, 4/7th of the annual profit-sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant directed portion of the Plan. The remaining portion of the annual profit-sharing contribution is directed by the employee and may include investments in Employer Securities. Participants may diversify up to 100% of Magna stock held in their account at any time. Voting rights are all retained by the trustee per the direction of the Employer.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan, and the Employer also provides certain administrative services which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

2.	Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Subsequent Events

Subsequent events have been evaluated by management through July 14, 2023, the date these financial statements were available to be issued.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

All Plan investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, Plan trustee and custodian. See Note 3 for discussion of fair value measurements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Participant loans are classified as notes receivable from participants and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2022 and 2021 are shares of the Employer’s securities amounting to $353 and $521 million, respectively. This investment represents 17% and 21% of total investments at December 31, 2022 and 2021, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

In accordance with ASC 820, Fair Value Measurement, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2022 or 2021.

The Principal Stable Value Fund – This asset is daily valued by the trustee, Principal Global Investors Trust, based on the underlying investments which consist primarily of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The Fund provides for daily redemptions at the reported net asset value (NAV). Participants are permitted to redeem units at NAV on the valuation date. Participants who liquidate are prohibited from moving assets back into the fund for 90 days.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Pooled Separate Accounts (PSAs) – These assets are valued based on the underlying investments (i.e., common stock, mutual funds, short-term securities). While the majority of the underlying assets values are based on quoted prices, the NAV of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date. Principal may place transfer or liquidation restrictions on the U.S. Property Separate Account. Effective close of market July 1, 2022, a contractual limitation will delay the payment of most withdrawal or transfer requests from the Principal US Property Separate Account (Separate Account) but for no more than three years from the effective date. In accordance with the terms of the Employer's group annuity contract, delayed payment requests will be honored proportionately. This means transactions may be processed in a series of payments until enough cash is available to pay obligations. The Separate Account invests the majority of assets in owned private equity commercial real estate. It focuses on properties anticipated to return both lease income and appreciation of the buildings' marketable value. The property holdings usually contain real estate from the multi-family, office, warehouse/manufacturing, and retail sectors. This Separate Account is subject to investment and liquidity risk and other risks inherent in real estate such as those associated with general and local economic conditions.

Generally, the PSA investments in any class can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. There are no unfunded commitments relating to these investments.

Common/Collective Trusts (CCTs) – These assets are valued at the NAV of the units held by the Plan, which are based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The CCTs provide for daily redemptions by the Plan at reported NAV, with no advance notice requirements. There are no unfunded commitments relating to these investments. All CCTs are Direct Filing Entities.

Employer Securities – These assets are valued at the closing price quoted on a recognized securities exchange.

Mutual Funds – These assets are valued at quoted market prices of shares held by the Plan.

Deferred Income Annuities - The Principal Pension Builder is an investment option which allows participants to purchase deferred income annuities issued by Principal Life Insurance Company. These assets can be transferred in the future to other investment options within the Plan or surrendered. Transactions that occur prior to the commencement of guaranteed income payments are realized at the lower of contract value (or return of premium) or an adjusted contract value that takes into account the current rates of interest available in the marketplace as well as mortality factors. The fair market value of the annuities is the value paid when funds are withdrawn prior to the income start date. The annuities are reported at fair value which approximates contract value.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Life Insurance Policies – These assets are valued at the cash surrender value of the individual policies.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s investments (in thousands):

December 31, 2022	Level 1	Level 2	Level 3	Total
Mutual funds	$409,789	$-	$-	$409,789
Employer securities	352,543	-	-	352,543
Deferred income annuities	-	-	2,796	2,796
Life insurance policies	-	-	37	37
	762,332	-	2,833	765,165
Total investments, at net asset value*				1,280,864
Total Investments, at fair value	$762,332	$-	$2,833	$2,046,029

December 31, 2021	Level 1	Level 2	Level 3	Total
Mutual funds	$521,726	$-	$-	$521,726
Employer securities	521,481	-	-	521,481
Deferred income annuities	-	-	2,467	2,467
Life insurance policies	-	-	35	35
	1,043,207	-	2,502	1,045,709
Total investments, at net asset value*				1,468,676
Total Investments, at fair value	$1,043,207	$-	$2,502	$2,514,385

*	The stable value funds, the pooled separate accounts and the common/collective trusts are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Investments classified within Level 3 consist of life insurance policies and deferred income annuities. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2022 and 2021 (in thousands):

Year ended December 31, 2022	Deferred Income Annuities	Life Insurance Policies
Balance, beginning of year	$2,467	$35
Purchases	629	2
Sales	(300)	-
Balance, end of year	$2,796	$37

Year ended December 31, 2021	Deferred Income Annuities	Life Insurance Policies
Balance, beginning of year	$2,047	$33
Purchases	496	2
Sales	(76)	-
Balance, end of year	$2,467	$35

4.	Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan Agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non- participant-directed investments is as follows:

December 31,	2022	2021
Magna International Inc. common stock	$352,543	$521,481

Year ended December 31,	2022	2021
Changes in net assets available for benefits
Dividend income	$11,483	$11,347
Net (depreciation)/appreciation in fair value of investments	(158,383)	68,681
Employer contributions	2,892	12,150
Participant contributions	3,769	3,566
Net inter-fund transfers	1,925	(14,419)
Distributions to terminated employees	(17,600)	(25,784)
Distributions to participating employees	(13,024)	(16,222)
(Decrease)/Increase in Net Assets Available for Benefits	$(168,938)	$39,319

5.	Related Party and Party-In-Interest Transactions

Certain Plan investments are stable value funds, common/collective trusts, and pooled separate accounts managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the common stock of the Employer, which had dividends paid totaling $11,483 and $11,347 thousand, purchases totaling $55,102 and $55,592 thousand, and sales totaling $60,421 and $97,179 thousand, for 2022 and 2021, respectively. Notes receivable from participants are also considered party-in interest transactions.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2018 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Delinquent Participant Contributions

The Employer failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2022 and 2021 aggregating to $4,555 and $2,398 thousand, respectively. The Employer has calculated lost earnings and deposited the lost earnings into the Plan for 2021. Principal is calculating the lost earnings for 2022 at this time and the Employer will deposit lost earnings in 2023.

8.	Commitments and Contingencies

On April 30, 2020, a putative class action lawsuit was filed in the United States District Court, Eastern District of Michigan against Magna International of America, Inc. and its Board of Directors, the Magna International of America, Inc. Investment Committee, the United States Pension and Retirement Savings Committee, and several unnamed individuals (the Defendants). The Complaint alleges claims under the Employee Retirement Income Security Act of 1974 (ERISA) for breach of fiduciary duty and failure to monitor other fiduciaries with respect to the fees and expenses associated with investment options in the Magna Group of Companies Retirement Savings Plans. The plaintiffs seek various forms of relief, including damages and declaratory and injunctive relief. Discovery was completed on January 21, 2022. Motion for certification was denied on March 27, 2023 on grounds that the proposed plaintiffs were inadequate to represent the class, but plaintiffs’ counsel were permitted to propose alternative representatives. New representatives have been proposed, and discovery on those individuals is underway. Both certification and Defendants’ motion for summary judgment are still pending. The Defendants believe the suit is without merit and therefore intend to vigorously defend the case. Given the current stage of the legal proceedings, it is not possible to predict the outcome of the claim.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

December 31,	2022	2021
Net assets available for benefits per the financial statements	$2,103,161	$2,604,170
Benefits payable to participants	-	(1,038)
Net Assets Available for Benefits, per the Form 5500	$2,103,161	$2,603,132

The following is a reconciliation of the net increase in net assets per the financial statements to total income per the Form 5500 (in thousands):

Year ended December 31,	2022	2021
Net (decrease)/increase per the financial statements	$(501,009)	$278,872
Benefits payable to participants - end of year	-	(1,038)
Benefits payable to participants - prior year	1,038	4,067
Total (Loss)/Income, per the Form 5500	$(499,971)	$281,901

Supplemental Schedules

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
(in thousands)

EIN: 98-0095901	Plan Number: 002

Year ended December 31, 2022
	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE 2002-51
Check here if late participant loan repayments are included: ☒
2022	$4,555	$-	$-	$-
2021	-	2,398	-	-

* Voluntary Fiduciary Correction Program (DOL)

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(in thousands)

EIN: 98-0095901	Plan Number: 002

December 31, 2022
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Stable Value Fund with Principal Life Insurance Company
*	Union Bond & Trust Company	Principal Stable Value	**	$189,431
*	Principal Life Insurance Company	Principal Pension Builder	**	2,796
	Total Stable Value Fund			192,227
	Pooled Separate Accounts
	Principal Life Insurance Company:
*	Prin LargeCap Growth I SA-I5		**	105,606
*	Prin Equity Income SA-Z		**	61,719
*	Prin Div Intl SA-I5		**	55,830
*	Prin Core Plus Bond Sep Acct-Z		**	51,572
*	Prin U.S. Property SA-I5		**	48,843
	Total Pooled Separate Accounts			323,570
	Common/Collective Trusts
	Principal Global Investors Trust Co:
*	Prin LifeTime Hyb 2030 CIT Q		**	229,172
*	Prin LifeTime Hyb 2040 CIT Q		**	180,968
*	Prin LifeTime Hyb 2050 CIT Q		**	131,705
*	Prin LifeTime Hyb 2020 CIT Q		**	113,585
*	Prin LifeTime Hyb 2060 CIT Q		**	26,950
*	Prin LifeTime Hyb 2045 CIT Q		**	18,029
*	Prin LifeTime Hyb 2035 CIT Q		**	16,001
*	Prin LifeTime Hyb 2025 CIT Q		**	14,829
*	Prin LifeTime Hyb 2055 CIT Q		**	14,791
*	Prin LifeTime Hyb 2010 CIT Q		**	13,300
*	Prin LifeTime Hyb Inc CIT Q		**	5,344
*	Prin LifeTime Hyb 2015 CIT Q		**	2,202
*	Prin LifeTime Hyb 2065 CIT Q		**	987
	Total Common/Collective Trusts			767,863
	Employer Securities
*	Magna International Inc. common stock		287,562	352,543
	Mutual Funds
	Fidelity 500 Index Fund		**	210,113
	Fidelity SM CAP Index Fund		**	85,868
	Fidelity MID CP Index Fund		**	72,457
	Fidelity US Bond Index Fund		**	18,695
	Fidelity Total Int Index Fund		**	12,061
	Vanguard Emerging Mkt Stk Index Fund		**	10,595
	Total Mutual Funds			409,789
	Northwestern Mutual Life Insurance Company	Life insurance policies		37
*	Participant Loans	Interest rates ranging from (5.25% to 9.50%)		56,607
	Total Investments			$2,102,636

* A party in interest, as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.